FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 5, 2010, by Panasonic Corporation (the registrant), announcing consolidated financial results for the third quarter and nine months ended December 31, 2009 (fiscal 2010).

2.	Supplemental consolidated financial data for the third quarter and nine months ended December 31, 2009 (fiscal 2010).

3.	News release issued on February 5, 2010, by the registrant, announcing the agreement to absorb wholly-owned subsidiary (Panasonic Battery Electrode Co., Ltd.).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 9, 2010

February 5, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS THIRD QUARTER AND NINE-MONTH RESULTS

- Recovery Trend in profits -

Osaka, Japan, February 5, 2010 — Panasonic Corporation (Panasonic [NYSE: PC]) today reported its consolidated financial results for the third quarter and nine months ended December 31, 2009, of the current fiscal year ending March 31, 2010 (fiscal 2010).

Consolidated Third-quarter Results

Consolidated group sales for the third quarter edged up to 1,886.6 billion yen, from 1,879.9 billion yen in the third quarter of fiscal 2009. Of the consolidated group total, domestic sales decreased 2% to 1,004.9 billion yen, from 1,023.4 billion yen a year ago. Overseas sales increased 3% to 881.7 billion yen, from 856.5 billion yen a year ago.

In the electronics industry during the third quarter, despite visible signs of market recovery in some regions such as China and Asia, severe business condition continued with changes in the market structure including demand shifts to emerging markets and lower-priced products. In this business condition, Panasonic simultaneously rebuilds its management structure while preparing and taking action for growth in fiscal 2010, as the final year of its GP3 plan.

Specifically, Panasonic implements drastic business structural reforms to rebuild its management structure. In addition, the company pursues penetration and internalization of “Itakona,” acceleration of procurement cost reduction, reinforcement of comprehensive cost reduction efforts, and capital investment and inventory reductions.

Meanwhile, to prepare for future growth, the company strengthens product competitiveness by developing unique products to Panasonic with the concepts: “super link,” “super energy saving” and “thorough universal design.” The company also continues to focus on four major themes in its GP3 plan: double-digit growth in overseas sales, four strategic businesses, manufacturing innovation and ‘eco ideas’ strategy.

Adding SANYO Electric Co., Ltd. (SANYO) and its subsidiaries to the Panasonic group, the company has started to work on maximizing synergies.

Regarding earnings, operating profit1 for the third quarter improved significantly to 101.0 billion yen from 26.4 billion yen in the third quarter of fiscal 2009. This was due mainly to comprehensive streamlining of management. As a result of these and other factors, the company recorded a pre-tax income of 81.1 billion yen, up from a loss of 59.1 billion yen a year ago. Accordingly, net income attributable to Panasonic Corporation resulted in 32.3 billion yen, improved from a loss of 63.1 billion yen a year ago.

Consolidated Nine-month Results

Consolidated group sales for the nine months ended December 31, 2009 decreased 16% to 5,219.9 billion yen, compared with 6,223.7 billion yen in the same nine-month period a year ago. Domestic sales amounted to 2,780.9 billion yen, down 11% from 3,134.1 billion yen a year ago, while overseas sales decreased 21% to 2,439.0 billion yen from 3,089.6 billion yen a year ago.

[1]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 15.

The company’s operating profit for the nine months decreased 49% to 129.9 billion yen, from 254.5 billion yen in the same nine-month period a year ago. This was due mainly to a sharp sales decrease and price decline in the six-month period ended September 30, 2009, although the company continued its restructuring initiatives such as streamlining of material cost and fixed cost reduction. Regarding other income (deductions), the company incurred 24.4 billion yen as expenses associated with the implementation of early retirement programs. These and other factors resulted in a pre-tax income of 54.6 billion yen, down from 144.2 billion yen a year ago. Net income attributable to Panasonic Corporation turned to a loss of 14.6 billion yen, down from a net income of 65.4 billion yen a year ago.

Consolidated Nine-month Sales Breakdown by Product Category

The company’s nine-month consolidated sales by product category, compared with the amounts in previous year, are summarized as follows:

Digital AVC Networks

Sales of Digital AVC Networks decreased 15% to 2,426.6 billion yen, from 2,838.9 billion yen in the same nine-month period a year ago. Although global sales of BD recorders and domestic sales of flat-panel TVs were favorable, overall sales of video and audio equipment decreased 10% from a year ago, due mainly to a sales decline of digital cameras and overseas flat-panel TVs. In information and communications equipment, the sluggish sales of notebook PCs and peripherals led to a 20% decrease in overall sales.

Home Appliances

Sales of Home Appliances decreased 12% to 819.3 billion yen, compared with 932.5 billion yen a year ago, due mainly to a sales decline of air conditioners and compressors, although sales in refrigerators were favorable.

PEW and PanaHome

Sales of PEW and PanaHome decreased 14% to 1,051.6 billion yen, from 1,222.0 billion yen a year ago. At Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales mainly decreased in electrical construction materials and building products. For PanaHome Corporation and its subsidiaries, a deterioration of Japanese housing market conditions led to a decrease in sales.

Components and Devices

Sales of Components and Devices were down 19% to 615.5 billion yen, compared with 760.8 billion yen a year ago. The sluggish sales in semiconductors and batteries led to a decrease in overall sales.

Other

Sales of Other totaled 306.9 billion yen, down 35% from 469.5 billion yen a year ago, due mainly to a significant sales decline in factory automation equipment.

Consolidated Financial Condition

Net cash provided by operating activities in the fiscal 2010 nine months ended December 31, 2009 amounted to 306.2 billion yen. This result was due mainly to cash inflows from a decrease in inventories and depreciation. Net cash used in investing activities amounted to 338.2 billion yen. Despite a decrease in time deposits, this result was due primarily to capital expenditures for tangible fixed assets, mainly consisting of manufacturing facilities for prioritized business areas such as flat panel TVs and batteries, as well as cash outflows to purchase SANYO shares (deducting the amount of cash and cash equivalents of SANYO and its subsidiaries). Net cash provided by financing activities was 183.0 billion yen, due mainly to an increase in short-term debt by issuing short-term bonds. Adding the effect of exchange rate fluctuations, cash and cash equivalents resulted 1,110.9 billion yen at the end of the third quarter of fiscal 2010, an increase of 137.0 billion yen compared with the end of the last fiscal year (March 31, 2009).

The company’s consolidated total assets as of December 31, 2009 amounted to 8,675.1 billion yen, an increase of 2,271.8 billion yen compared with the end of the last fiscal year. Adding the effect of consolidating SANYO and its subsidiaries, this increase was due primarily to an increase of cash and cash equivalents by issuing short-term bonds, and an increase of trade receivables from sales increase. Panasonic Corporation shareholders’ equity decreased 20.8 billion yen, compared with the end of the last fiscal year, to 2,763.2 billion yen as of December 31, 2009. This result was due primarily to a decrease in retained earnings.

Outlook for the Full Fiscal Year 2010

Although the global economy seems to be on the way to recovery, severe business condition continues with appreciation of the yen and ever-intensified global price competition.

Under these condition, Panasonic expects to further lower the break-even point through initiatives such as fixed cost reduction and streamlining of material cost, resulting in the revision of its previous operating profit forecast upward. Taking account of the consolidation of SANYO and its subsidiaries, and their forecast for the fourth quarter of fiscal 2010, Panasonic revised the consolidated results forecast for fiscal 2010 as follows.

Sales are expected to be 7,350 billion yen, up from the previous forecast of 7,000 billion yen. Operating profit is expected to be 150 billion yen, improved from the previous forecast of 120 billion yen. Loss before income taxes2 forecast of 40 billion yen and net loss attributable to Panasonic Corporation forecast of 140 billion yen remain unchanged.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York Stock Exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

[2]	Factors affecting the forecast for other income (deductions) of 190 billion yen (the difference between operating profit and loss before income taxes) include business restructuring expenses of 115 billion yen.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended December 31)

	Yen (millions)		Percentage 2009/2008
	2009	2008
Net sales	¥1,886,588	¥1,879,940	100%
Cost of sales	(1,328,571)	(1,369,297)
Selling, general and administrative expenses	(457,010)	(484,281)
Interest income	2,832	5,939
Dividend income	2,080	4,616
Interest expense	(4,979)	(5,035)
Expenses associated with the implementation of early retirement programs **	(1,742)	(1,900)
Other income (deductions), net	(18,103)	(89,122)

Income (loss) before income taxes	81,095	(59,140)	—

Provision for income taxes	(47,082)	(25,243)
Equity in earnings (losses) of associated companies	786	(4,375)

Net income (loss)	34,799	(88,758)	—
Less: Net income (loss) attributable to noncontrolling interests	2,540	(25,642)

Net income (loss) attributable to Panasonic Corporation	¥32,259	¥(63,116)	—

Net income (loss) attributable to Panasonic Corporation common shareholders, basic
per common share	15.58 yen	(30.48) yen
per ADS	15.58 yen	(30.48) yen
Net income (loss) attributable to Panasonic Corporation common shareholders, diluted
per common share ***	—	—
per ADS ***	—	—

(Parentheses indicate expenses, deductions or losses.)

* ** *** See Notes to consolidated financial statements on pages 15-17.

Supplementary Information

(Three months ended December 31)

	Yen (millions)
	2009	2008
Depreciation (tangible assets)	¥56,030	¥80,789
Capital investment ****	¥71,729	¥112,380
R&D expenditures	¥113,916	¥130,855

Number of employees (December 31)	382,480	307,444

****	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statement of Operations *

(Nine months ended December 31)

	Yen (millions)		Percentage
	2009	2008	2009/2008
Net sales	¥5,219,884	¥6,223,651	84%
Cost of sales	(3,752,108)	(4,468,001)
Selling, general and administrative expenses	(1,337,912)	(1,501,134)
Interest income	8,876	20,684
Dividend income	6,183	10,847
Interest expense	(16,545)	(16,349)
Expenses associated with the implementation of early retirement programs **	(24,436)	(2,493)
Other income (deductions), net	(49,300)	(123,049)

Income (loss) before income taxes	54,642	144,156	38%

Provision for income taxes	(69,856)	(91,420)
Equity in earnings (losses) of associated companies	(1,263)	(898)

Net income (loss)	(16,477)	51,838	—
Less: Net income (loss) attributable to noncontrolling interests	(1,868)	(13,538)

Net income (loss) attributable to Panasonic Corporation	¥(14,609)	¥65,376	—

Net income (loss) attributable to Panasonic Corporation common shareholders, basic
per common share	(7.06) yen	31.40 yen
per ADS	(7.06) yen	31.40 yen
Net income (loss) attributable to Panasonic Corporation common shareholders, diluted
per common share ***	—	31.40 yen
per ADS ***	—	31.40 yen

(Parentheses indicate expenses, deductions or losses.)

* ** *** See Notes to consolidated financial statements on pages 15-17.

Supplementary Information

(Nine months ended December 31)

	Yen (millions)
	2009	2008
Depreciation (tangible assets)	¥169,742	¥246,768
Capital investment ****	¥275,595	¥352,237
R&D expenditures	¥349,931	¥395,997

Number of employees (December 31)	382,480	307,444

****	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

December 31, 2009

With comparative figures for March 31, 2009

	Yen (millions)
	Dec. 31, 2009	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	¥1,110,905	¥973,867
Time deposits	95,388	189,288
Short-term investments	6,560	1,998
Trade receivables:
Notes	75,485	42,766
Accounts	1,182,640	743,498
Allowance for doubtful receivables	(20,296)	(21,131)
Inventories	979,348	771,137
Other current assets	467,396	493,271

Total current assets	3,897,426	3,194,694

Investments and advances	683,350	551,751
Property, plant and equipment, net of accumulated depreciation	2,026,591	1,574,830
Other assets	2,067,716	1,082,041

Total assets	¥8,675,083	¥6,403,316

Liabilities and Equity
Current liabilities:
Short-term debt	¥411,858	¥94,355
Trade payables:
Notes	64,299	38,202
Accounts	1,007,527	641,166
Other current liabilities	1,381,460	1,226,705

Total current liabilities	2,865,144	2,000,428

Noncurrent liabilities:
Long-term debt	1,118,487	651,310
Other long-term liabilities	987,748	538,997

Total noncurrent liabilities	2,106,235	1,190,307

Total liabilities	4,971,379	3,190,735

Panasonic Corporation shareholders’ equity:

Common stock	258,740	258,740
Capital surplus	1,209,618	1,217,764
Legal reserve	93,645	92,726
Retained earnings	2,438,005	2,479,416
Accumulated othercomprehensive income (loss) *	(566,463)	(594,377)
Treasury stock	(670,315)	(670,289)

Total Panasonic Corporation shareholders’ equity	2,763,230	2,783,980

Noncontrolling interests	940,474	428,601

Total equity	3,703,704	3,212,581

Total liabilities and equity	¥8,675,083	¥6,403,316

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	Dec. 31, 2009	March 31, 2009
Cumulative translation adjustments	¥(364,059)	¥(341,592)
Unrealized holding gains (losses) ofavailable-for-sale securities	34,542	(10,563)
Unrealized gains (losses) ofderivative instruments	406	(4,889)
Pension liability adjustments	(237,352)	(237,333)

**	See Notes to consolidated financial statements on pages 15-17.

Panasonic Corporation

Consolidated Sales Breakdown *

(Three months ended December 31)

	Yen (billions)		Percentage
	2009	2008	2009/2008
Digital AVC Networks
Video and audio equipment	¥527.1	¥465.1	113%
Information and communications equipment	388.9	404.7	96%

Subtotal	916.0	869.8	105%

Home Appliances	281.1	278.5	101%

PEW and PanaHome	363.3	384.8	94%

Components and Devices	218.5	218.8	100%

Other	107.7	128.0	84%

Total	¥1,886.6	¥1,879.9	100%

Domestic sales	1,004.9	1,023.4	98%
Overseas sales	881.7	856.5	103%

(Nine months ended December 31)

	Yen (billions)		Percentage
	2009	2008	2009/2008
Digital AVC Networks
Video and audio equipment	¥1,290.8	¥1,427.9	90%
Information and communications equipment	1,135.8	1,411.0	80%

Subtotal	2,426.6	2,838.9	85%

Home Appliances	819.3	932.5	88%

PEW and PanaHome	1,051.6	1,222.0	86%

Components and Devices	615.5	760.8	81%

Other	306.9	469.5	65%

Total	¥5,219.9	¥6,223.7	84%

Domestic sales	2,780.9	3,134.1	89%
Overseas sales	2,439.0	3,089.6	79%

*	See Notes to consolidated financial statements on pages 15-17.

Panasonic Corporation

Consolidated Sales Breakdown *

(Nine months ended December 31)

[Overseas Sales by Region]

	Yen (billions)		Percentage
	2009	2008	2009/2008
North and South America	¥675.0	¥840.7	80%
Europe	581.9	805.4	72%
Asia, China and others	1,182.1	1,443.5	82%

Total	¥2,439.0	¥3,089.6	79%

[Domestic/Overseas Sales Breakdown]

	Domestic sales		Overseas sales
	Yen(billions)	Percentage	Yen (billions)	Percentage
	2009	2009/2008	2009	2009/2008
Digital AVC Networks
Video and audio equipment	¥449.7	111%	¥841.1	82%
Information and communications equipment	603.5	87%	532.3	74%

Subtotal	1,053.2	96%	1,373.4	79%

Home Appliances	481.9	93%	337.4	81%

PEW and PanaHome	861.1	88%	190.5	80%

Components and Devices	206.3	77%	409.2	83%

Other	178.4	66%	128.5	64%

Total	¥2,780.9	89%	¥2,439.0	79%

*	See Notes to consolidated financial statements on pages 15-17.

Panasonic Corporation

Consolidated Information by Business Segment *

(Nine months ended December 31)

By Business Segment:

	Yen (billions)		Percentage
	2009	2008	2009/2008
[Sales]
Digital AVC Networks	¥2,578.2	¥3,040.2	85%
Home Appliances	856.6	977.6	88%
PEW and PanaHome	1,184.4	1,361.4	87%
Components and Devices	756.8	948.5	80%
Other	677.7	821.0	83%

Subtotal	6,053.7	7,148.7	85%
Eliminations	(833.8)	(925.0)	—

Consolidated total	¥5,219.9	¥6,223.7	84%

[Segment Profit]**
Digital AVC Networks	¥52.9	¥97.9	54%
Home Appliances	59.7	65.1	92%
PEW and PanaHome	21.6	46.1	47%
Components and Devices	21.2	54.0	39%
Other	8.3	28.9	29%

Subtotal	163.7	292.0	56%
Corporate and eliminations	(33.8)	(37.5)	—

Consolidated total	¥129.9	¥254.5	51%

* ** See Notes to consolidated financial statements on pages 15-17.

Panasonic Corporation

Consolidated Information by Business Field *

(Nine months ended December 31)

By Business Field**:

	Yen (billions)		Percentage
	2009	2008	2009/2008
[Sales]
Digital AVC Networks Solution	¥2,578.2	¥3,040.2	85%
Solutions for the Environment and Comfortable Living	2,041.0	2,339.0	87%
Devices and Industry Solution	1,434.5	1,769.5	81%

Subtotal	6,053.7	7,148.7	85%
Eliminations	(833.8)	(925.0)	—

Consolidated total	¥5,219.9	¥6,223.7	84%

[Business Field Profit]***
Digital AVC Networks Solution	¥52.9	¥97.9	54%
Solutions for the Environment and Comfortable Living	81.3	111.2	73%
Devices and Industry Solution	29.5	82.9	36%

Subtotal	163.7	292.0	56%
Corporate and eliminations	(33.8)	(37.5)	—

Consolidated total	¥129.9	¥254.5	51%

* *** See Notes to consolidated financial statements on pages 15-17.

**      For definition of business fields of the Group, see Note 11 of Notes to consolidated financial statements on page 17.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Nine months ended December 31)

	Yen (millions)
	2009	2008
Cash flows from operating activities:
Net income (loss)	¥(16,477)	¥51,838
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	195,252	275,260
Net gain on sale of investments	(1,000)	(15,546)
(Increase) decrease in trade receivables	(157,397)	117,157
(Increase) decrease in inventories	36,662	(138,064)
Increase (decrease) in trade payables	130,648	(96,059)
Increase (decrease) in retirement and severance benefits	(10,106)	(81,284)
Other	128,577	10,600

Net cash provided by operating activities	306,159	123,902

Cash flows from investing activities:
Proceeds from disposition of investments and advances	45,204	105,671
Increase in investments and advances	(6,803)	(31,270)
Capital expenditures	(306,728)	(397,121)
Proceeds from sale of fixed assets	40,216	19,121
(Increase) decrease in time deposits	95,660	(26,018)
Purchase of shares of newly consolidated subsidiary	(174,808)	—
Other	(30,960)	(25,934)

Net cash used in investing activities	(338,219)	(355,551)

Cash flows from financing activities:
Increase (decrease) in short-term debt	216,947	2,311
Increase (decrease) in long-term debt	15,124	(26,682)
Dividends paid to Panasonic Corporation common shareholders	(25,883)	(83,364)
Dividends paid to noncontrolling interests	(12,146)	(18,683)
(Increase) decrease in treasury stock	(33)	(71,782)
Other	(10,960)	(39)

Net cash provided by (used in) financing activities	183,049	(198,239)

Effect of exchange rate changes on cash and cash equivalents	(13,951)	(60,803)

Net increase (decrease) in cash and cash equivalents	137,038	(490,691)
Cash and cash equivalents at beginning of period	973,867	1,214,816

Cash and cash equivalents at end of period	¥1,110,905	¥724,125

*	See Notes to consolidated financial statements on pages 15-17.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of operations.

4. In June 2009, FASB issued the FASB Accounting Standards Codification (ASC) 105 “Generally Accepted Accounting Principles.” Accordingly, consolidated financial statements for the period ending after the effective date of ASC 105 should contain Codification citations in place of any corresponding references to legacy accounting pronouncements. The company adopted ASC 105 for the nine months and three months ended December 31, 2009. The Codification does not change or alter existing U.S. GAAP and, therefore, the adoption of ASC 105 did not have an effect on the company’s consolidated financial statements.

5. The company adopted ASC 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”) and ASC 810, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51”) for fiscal 2010. ASC 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (referred to as minority interests until fiscal 2009) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Accordingly, “Noncontrolling interests,” which was referred to as “Minority interests” and was classified between liabilities and stockholders’ equity on the consolidated balance sheet as a separate component until fiscal 2009, are now included in equity. The presentations of the other financial statements were also changed. These presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified to conform to the presentation used for the nine months and the three months ended December 31, 2009.

6. Comprehensive income (loss) attributable to Panasonic Corporation was reported as 13,305 million yen for the nine months ended December 31, 2009, and a loss of 196,598 million yen for the nine months ended December 31, 2008. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

7. Diluted net income (loss) per share, attributable to Panasonic Corporation common shareholders, for the third quarter, nine months ended December 31, 2009 and for the third quarter of fiscal 2009, has been omitted because the company did not have potential common shares that were outstanding for the period.

8. Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

9. On December 21, 2009, the company acquired 50.2% of the voting rights of SANYO through a tender offer to obtain a controlling interest in SANYO. The operating results of SANYO and its subsidiaries for the third quarter and the nine months ended December 31, 2009 are not included in the company’s consolidated financial statements. Assets acquired and liabilities assumed are under calculation and these amounts reflected on the company’s consolidated balance sheet as of December 31, 2009 are as shown below. After deducting 403,780 million yen (the company’s investment in SANYO) from 2,434,913 million yen (the total assets acquired), the total assets increased 2,031,133 million yen.

Yen (millions)
Current assets	¥880,707
Investments and advances	106,062
Property, plant and equipment	406,442
Other assets	1,041,702

Total assets acquired	2,434,913

Current liabilities	605,840
Noncurrent liabilities	892,933

Total liabilities assumed	¥1,498,773

10. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

Digital AVC Networks

AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company,

System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company,

Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd.,

Energy Company, Motor Company

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

*	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and will be disclosed as “SANYO” segment.

11. In a phase of growth for global excellence, Panasonic discloses three business fields of the group which consist of five segments as shown below in order to further clarify its business fields for investors. Sales and profits by business fields are calculated as the simple total of business segments making up each business field.

Digital AVC Networks Solution

Digital AVC Networks

Solutions for the Environment and Comfortable Living

Home Appliances, PEW and PanaHome

Devices and Industry Solution

Components and Devices, Other

12. Number of consolidated companies: 692 (including parent company)

13. Number of associated companies under the equity method: 237

# # #

February 5, 2010

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2010

Third Quarter and Nine Months ended December 31, 2009

1. Sales Breakdown

yen (billions)

Fiscal 2010 Third Quarter	Total	10/09	Local currency basis 10/09	Domestic	10/09	Overseas	10/09	Local currency basis 10/09
Video and Audio Equipment	527.1	113%	114%	191.9	129%	335.2	106%	107%
Information and Communications Equipment	388.9	96%	98%	203.9	97%	185.0	95%	99%

Digital AVC Networks	916.0	105%	107%	395.8	110%	520.2	102%	104%
Home Appliances	281.1	101%	102%	172.6	98%	108.5	105%	109%
PEW and PanaHome	363.3	94%	95%	295.3	92%	68.0	107%	111%
Components and Devices	218.5	100%	102%	78.8	92%	139.7	105%	109%
Other	107.7	84%	85%	62.4	77%	45.3	97%	100%

Total	1,886.6	100%	102%	1,004.9	98%	881.7	103%	106%

yen (billions)

Fiscal 2010 Nine Months ended December 31, 2009	Total	10/09	Local currency basis 10/09	Domestic	10/09	Overseas	10/09	Local currency basis 10/09
Video and Audio Equipment	1,290.8	90%	97%	449.7	111%	841.1	82%	91%
Information and Communications Equipment	1,135.8	80%	85%	603.5	87%	532.3	74%	82%

Digital AVC Networks	2,426.6	85%	91%	1,053.2	96%	1,373.4	79%	88%
Home Appliances	819.3	88%	92%	481.9	93%	337.4	81%	90%
PEW and PanaHome	1,051.6	86%	88%	861.1	88%	190.5	80%	88%
Components and Devices	615.5	81%	86%	206.3	77%	409.2	83%	91%
Other	306.9	65%	67%	178.4	66%	128.5	64%	68%

Total	5,219.9	84%	88%	2,780.9	89%	2,439.0	79%	87%

Overseas Sales by Region

yen (billions)

	Fiscal 2010 Third Quarter			Fiscal 2010 Nine Months ended December 31, 2009
		10/09	Local currency basis 10/09		10/09	Local currency basis 10/09
North and South America	250.4	98%	103%	675.0	80%	88%
Europe	228.8	99%	99%	581.9	72%	82%
Asia	215.8	114%	114%	619.2	85%	95%
China	186.7	103%	109%	562.9	79%	84%

Total	881.7	103%	106%	2,439.0	79%	87%

2. Sales by Products

yen (billions)

Product Category	Products	Fiscal 2010
		Third Quarter		Nine Months ended December 31
		Sales	10/09	Sales	10/09
Digital AVC Networks	TVs	341.2	123%	807.0	96%
	Plasma TVs	183.4	108%	442.1	91%
	LCD TVs	136.4	155%	308.4	108%
	Digital cameras	60.6	122%	164.7	93%
	BD / DVD recorders	50.3	110%	112.2	102%
	BD recorders / players	39.1	133%	83.7	141%
	VCRs / camcorders	15.8	113%	48.3	76%
	Audio equipment	26.1	96%	60.6	76%
	Information equipment	268.1	102%	749.6	81%
	Communications equipment	120.8	86%	386.2	79%
	Mobile communications equipment	54.6	76%	200.9	80%
Home Appliances	Air conditioners	42.3	104%	171.5	84%
	Refrigerators	31.9	127%	97.1	110%
Components and Devices	General components	83.5	106%	235.5	82%
	Semiconductors *	81.0	87%	246.7	73%
	Batteries	66.6	92%	183.1	81%
Other	FA equipment	25.7	112%	63.3	50%

*	Information for semiconductors is on a production basis.

3. Segment Information

yen (billions)

	Fiscal 2010 Third Quarter					Fiscal 2010 Nine Months ended December 31
	Sales	10/09	Segment Profit	% of sales	10/09	Sales	10/09	Segment Profit	% of sales	10/09
Digital AVC Networks	974.1	104%	40.2	4.1%	—	2,578.2	85%	52.9	2.1%	54%
Home Appliances	289.5	99%	30.7	10.6%	169%	856.6	88%	59.7	7.0%	92%
PEW and PanaHome	410.7	95%	17.4	4.2%	168%	1,184.4	87%	21.6	1.8%	47%
Components and Devices	265.7	95%	19.9	7.5%	398%	756.8	80%	21.2	2.8%	39%
Other	231.6	104%	6.2	2.7%	6,889%	677.7	83%	8.3	1.2%	29%

Total	2,171.6	100%	114.4	5.3%	398%	6,053.7	85%	163.7	2.7%	56%
Corporate and eliminations	-285.0	—	-13.4	—	—	-833.8	—	-33.8	—	—

Consolidated total	1,886.6	100%	101.0	5.4%	383%	5,219.9	84%	129.9	2.5%	51%

4. Financial data for the primary domain companies

(Business domain company basis)

<Sales, Domain company profit (production division basis), and Capital Investment * >

Fiscal 2010 Third Quarter	yen (billions)

	Sales		Domain company profit			Capital Investment
		10/09		% of sales	10/09		10-09
AVC Networks Company	526.2	101%	0.1	0.0%	—	34.6	-15.4
Panasonic Mobile Communications Co., Ltd.	63.7	74%	0.4	0.6%	6%	0.4	-0.4
Panasonic Electronic Devices Co., Ltd.	97.3	105%	4.6	4.7%	—	3.5	-5.3
Factory Automation Business	26.5	103%	0.1	0.5%	—	0.2	-0.2

Fiscal 2010 Nine Months ended December 31, 2009						yen (billions)

	Sales		Domain company profit			Capital Investment
		10/09		% of sales	10/09		10-09
AVC Networks Company	1,328.5	83%	-32.8	-2.5%	—	144.7	-1.9
Panasonic Mobile Communications Co., Ltd.	229.6	78%	10.1	4.4%	36%	1.5	-1.3
Panasonic Electronic Devices Co., Ltd.	277.2	82%	3.7	1.3%	25%	12.6	-15.2
Factory Automation Business	66.7	48%	-9.4	-14.0%	—	1.6	+0.2

*	These figures are calculated on an accrual basis.

5. Capital Investment by segments *

			yen (billions)

	Third Quarter		Nine Months ended December 31, 2009
		10-09		10-09
Digital AVC Networks	37.8	-17.1	154.6	-22.3
Home Appliances	5.6	-4.9	28.0	-8.0
PEW and PanaHome	6.6	-2.6	19.2	-9.9
Components and Devices **	20.1	-13.8	67.7	-24.6
Other	1.6	-2.2	6.1	-11.8

Total	71.7	-40.6	275.6	-76.6

<** semiconductors only>	< 3.1 >	< -13.3 >	< 12.2 >	< -27.5 >

*	These figures are calculated on an accrual basis.

6. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2009			Fiscal 2010
	Third Quarter	Nine Months ended December 31	Full Year	Third Quarter	Nine Months ended December 31
U.S. Dollars	¥104	¥104	¥103	¥93	¥94
Euro	¥155	¥158	¥153	¥132	¥129

<Rates Used for Consolidation>

	Fiscal 2009			Fiscal 2010
	Third Quarter	Nine Months ended December 31	Full Year	Third Quarter	Nine Months ended December 31
U.S. Dollars	¥96	¥103	¥101	¥90	¥94
Euro	¥127	¥151	¥143	¥133	¥133

<Foreign Currency Transaction> *				(billions)

	Fiscal 2009			Fiscal 2010
	Third Quarter	Nine Months ended December 31	Full Year	Third Quarter	Nine Months ended December 31
U.S. Dollars	US$0.6	US$2.1	US$2.4	US$0.6	US$1.5
Euro	€0.4	€1.2	€1.4	€0.2	€0.8

*	These figures are based on the net foreign exchange exposure of the company.

7. Number of Employees

				(persons	)

	End of December 2008	End of March 2009	End of September 2009	End of December 2009
Domestic	132,715	132,144	127,888	154,954
Overseas	174,729	160,106	156,551	227,526

Total	307,444	292,250	284,439	382,480

8. Annual Forecast for Fiscal 2010, ending March 31, 2010

Segment Information

yen (billions)

	Revised Forecast (as of February 5, 2010)
	Sales	10/09	Segment profit	% of sales	10/09
Digital AVC Networks	3,436.0	92%	70.0	2.0%	2,204%
Home Appliances	1,157.0	95%	67.0	5.8%	137%
PEW and PanaHome	1,592.0	90%	34.0	2.1%	85%
Components and Devices	1,008.0	89%	34.0	3.4%	478%
SANYO	388.4	—	-7.0	—	—
Other	877.0	82%	10.0	1.1%	42%

Total	8,458.4	95%	208.0	2.5%	169%
Corporate and eliminations	-1,108.4	—	-58.0	—	—

Consolidated total	7,350.0	95%	150.0	2.0%	206%

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
Digital AVC Networks	773.3	830.8	974.1
Home Appliances	293.9	273.2	289.5
PEW and PanaHome	357.7	416.0	410.7
Components and Devices	229.6	261.5	265.7
Other	204.7	241.4	231.6

Subtotal	1,859.2	2,022.9	2,171.6
Eliminations	-263.7	-285.1	-285.0

Total	1,595.5	1,737.8	1,886.6

Segment profit
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
Digital AVC Networks	-13.6	26.3	40.2
Home Appliances	20.3	8.7	30.7
PEW and PanaHome	-7.8	12.0	17.4
Components and Devices	-11.5	12.8	19.9
Other	-0.9	3.0	6.2

Subtotal	-13.5	62.8	114.4
Corporate and eliminations	-6.7	-13.7	-13.4

Total	-20.2	49.1	101.0

<Attachment 2> Reference

Segment information for fiscal 2009

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	1,046.4	1,056.5	937.3	708.8	3,749.0
Home Appliances	352.1	333.4	292.1	245.3	1,222.9
PEW and PanaHome	432.8	495.9	432.7	404.9	1,766.3
Components and Devices	334.5	335.7	278.3	178.8	1,127.3
Other	289.4	309.2	222.4	250.7	1,071.7

Subtotal	2,455.2	2,530.7	2,162.8	1,788.5	8,937.2
Eliminations	-303.2	-339.0	-282.9	-246.6	-1,171.7

Total	2,152.0	2,191.7	1,879.9	1,541.9	7,765.5

Segment profit
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	55.0	47.8	-4.9	-94.7	3.2
Home Appliances	31.5	15.4	18.2	-16.1	49.0
PEW and PanaHome	10.5	25.3	10.3	-6.0	40.1
Components and Devices	19.5	29.5	5.0	-46.9	7.1
Other	13.9	14.9	0.1	-5.0	23.9

Subtotal	130.4	132.9	28.7	-168.7	123.3
Corporate and eliminations	-20.8	-14.4	-2.3	-12.9	-50.4

Total	109.6	118.5	26.4	-181.6	72.9

Notes:

1.	JVC and its consolidated subsidiaries became associated companies under the equity method from August 2007.

2.	The company has changed the transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

3.	The name of “AVC Networks” was changed to “Digital AVC Networks” in April 2008.

4.	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

<Attachment 3> Reference

Segment information for fiscal 2008

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	996.1	1,063.5	1,207.7	1,052.3	4,319.6
Home Appliances	349.4	317.6	339.2	310.2	1,316.4
PEW and PanaHome	431.9	505.3	472.5	500.6	1,910.3
Components and Devices	348.2	364.1	357.3	329.1	1,398.7
Other	260.4	281.9	249.8	292.1	1,084.2
JVC	138.0	45.1	—	—	183.1

Subtotal	2,524.0	2,577.5	2,626.5	2,484.3	10,212.3
Eliminations	-284.5	-291.7	-281.9	-285.3	-1,143.4

Total	2,239.5	2,285.8	2,344.6	2,199.0	9,068.9

Segment profit
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	38.9	71.2	84.3	57.9	252.3
Home Appliances	18.0	19.3	25.9	23.2	86.4
PEW and PanaHome	9.9	31.2	27.3	28.0	96.4
Components and Devices	18.4	31.1	27.8	27.7	105.0
Other	13.8	21.1	12.1	17.2	64.2
JVC	-6.7	-3.0	—	—	-9.7

Subtotal	92.3	170.9	177.4	154.0	594.6
Corporate and eliminations	-18.4	-24.8	-12.0	-19.9	-75.1

Total	73.9	146.1	165.4	134.1	519.5

February 5, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Panasonic Signed an Agreement to Absorb

Wholly-Owned Subsidiary (Panasonic Battery Electrode Co., Ltd.)

Osaka, Japan, February 5, 2010 — Panasonic Corporation (Panasonic [NYSE: PC]) today announced that its Board of Directors has decided and signed an agreement to absorb Panasonic Battery Electrode Co., Ltd. (PBEL), a wholly-owned consolidated subsidiary of Panasonic. The merger is expected to take effect on April 1, 2010.

Details of the merger are outlined below.

1. Purpose of the Merger

Panasonic pursues a growth strategy of lithium-ion battery business to strengthen the energy business, which is a key business of its Group, and enhance the product and cost competitiveness. The company integrates PBEL, which operates an electrode production of lithium-ion batteries, into the Energy Company, an internal divisional company of Panasonic, aiming for a unified and effective management on the energy business.

2. Details of the Merger

(1)	Schedule of the Merger

February 5, 2010	Resolution of the Board of Directors on the merger
February 5, 2010	Signing of the merger agreement
April 1, 2010 (planned)	Effective date of the merger

(Note: The merger will be conducted through a simplified procedure provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of Panasonic and PBEL will not be required.)

(2)	Method of the merger

Panasonic, as the continuing company, will absorb PBEL, which will be dissolved upon the merger.

(3)	Allotment in relation to the merger

There shall be no allotment of shares or any other consideration upon the merger.

(4)	Treatment of stock acquisition rights and convertible bonds of the dissolving company

There are no stock acquisition rights or convertible bonds issued by PBEL.

3. Basic information of Panasonic and PBEL

			(As of March 31, 2009)
Trade Name	Panasonic Corporation (continuing company)		Panasonic Battery Electrode Co., Ltd. (dissolving company)
Principal Office	Kadoma-shi, Osaka, Japan		Moriguchi-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President		Syusuke Oguro, President

Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Technological development, manufacture and sale of active material and electrode of lithium-ion battery

Capital Stock (million yen)	258,740		480

Date of Incorporation	December 15, 1935		January 5, 2005

Shares Issued	2,453,053,497		9,600

Financial Closing Date	March 31		March 31

Major Shareholders and Shareholdings	The Master Trust Bank of Japan, Ltd. (trust account)	5.38%	Panasonic Corporation	100%
	Moxley & Co.	5.00%
	Japan Trustee Services Bank, Ltd. (trust account)	4.84%
	Japan Trustee Services Bank, Ltd. (trust account 4G)	4.62%
	Nippon Life Insurance Company	2.73%

Shareholders’ Equity (million yen)	2,783,980 (consolidated basis)		756 (non-consolidated basis)

Total Assets (million yen)	6,403,316 (consolidated basis)		3,721 (non-consolidated basis)

Shareholders’ equity per share (yen)	1,344.50 (consolidated basis)		78,795.12 (non-consolidated basis)

Sales (million yen)	7,765,507 (consolidated basis)		29,252 (non-consolidated basis)

Operating profit (million yen)	72,873 (consolidated basis)		166 (non-consolidated basis)

Recurring Profit (million yen)	—		152 (non-consolidated basis)

Net income (loss) (million yen)	(378,961) (consolidated basis)		78 (non-consolidated basis)

Net income (loss) per share (yen)	(182.25) (consolidated basis)		8,154.62 (non-consolidated basis)

Notes: 1. Amounts less than one million yen have been rounded to the nearest whole million yen amount.

            2. Panasonic’s shareholders’ equity is presented in accordance with U.S. GAAP.

            3. Panasonic holds 382,411 thousand shares, 15.58%, of its own common stock.

4. Conditions after the Merger

Trade name, principal office, representative, principal lines of business, capital stock and financial closing shall not be changed by this merger.

5. Effect on Financial Outlook

There shall be no change in the financial outlook for fiscal year, ending March 31, 2010.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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